Exhibit 99

September 30, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that Mr. Parag Rao- Group Head- Payments Business, Liability Products, Consumer Finance & Marketing, has superannuated from the services of the Bank with effect from the close of business hours on September 30, 2025 and consequently has also ceased to be a Senior Management Personnel of the Bank.

In his 23 years with the Bank, Mr. Parag Rao has been responsible for multiple businesses and held key leadership positions. He was instrumental in setting up and leading the Payments Business vertical in the Bank and has been a significant contributor to the growth of the Bank. Under his leadership, the Bank became market leader in the Payments Businesses (Credit Cards Issuance and Merchant Acquiring).

Mr. Parag Rao also managed the Technology, Digital Banking, Marketing and Liabilities Product functions and was instrumental in restaging products and creating a more concise and clear offering in alignment with market realities.

The Bank would like to sincerely thank Mr. Parag Rao for his commitment, immense contribution and outstanding leadership in achieving the Bank’s strategic objectives.

You are requested to take note of the above.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight